Exhibit 99.1
Index to Consolidated Financial Statements

SOPHiA GENETICS SA
Unaudited Interim Condensed Consolidated Financial Statements

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Revenue	5	$15,808	$15,054	$31,587	$29,020
Cost of revenue		(5,032)	(5,007)	(10,406)	(9,279)
Gross profit		10,776	10,047	21,181	19,741
Research and development costs		(7,958)	(8,891)	(17,349)	(18,225)
Selling and marketing costs		(7,258)	(7,203)	(14,209)	(13,627)
General and administrative costs		(10,583)	(14,041)	(23,408)	(27,283)
Other operating income, net		18	41	24	60
Operating loss		(15,005)	(20,047)	(33,761)	(39,334)
Interest income, net		450	1,134	1,208	1,996
Fair value adjustments on warrant obligations	9	84	—	84	—
Foreign exchange (losses) gains, net		(561)	(2,410)	4,049	(3,578)
Loss before income taxes		(15,032)	(21,323)	(28,420)	(40,916)
Income tax expense		(161)	(73)	(477)	(180)
Loss for the period		(15,193)	(21,396)	(28,897)	(41,096)
Attributable to the owners of the parent		(15,193)	(21,396)	(28,897)	(41,096)

Basic and diluted loss per share	7	$(0.23)	$(0.33)	$(0.44)	$(0.64)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Loss for the period	$(15,193)	$(21,396)	$(28,897)	$(41,096)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation adjustments	252	3,680	(9,139)	5,651
Total items that may be reclassified to statement of loss	252	3,680	(9,139)	5,651
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	(41)	(226)	(58)	(296)
Total items that will not be reclassified to statement of loss	(41)	(226)	(58)	(296)
Other comprehensive (loss) income for the period	$211	$3,454	$(9,197)	$5,355
Total comprehensive loss for the period	$(14,982)	$(17,942)	$(38,094)	$(35,741)
Attributable to owners of the parent	$(14,982)	$(17,942)	$(38,094)	$(35,741)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	Notes	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents		$105,396	$123,251
Accounts receivable	5, 6	9,924	13,557
Inventory		6,545	6,482
Prepaids and other current assets		3,887	4,757
Total current assets		125,752	148,047
Non-current assets
Property and equipment		6,134	7,469
Intangible assets		27,428	27,185
Right-of-use assets		14,067	15,635
Deferred tax assets		1,717	1,720
Other non-current assets		5,998	6,100
Total non-current assets		55,344	58,109
Total assets		$181,096	$206,156
Liabilities and equity
Current liabilities
Accounts payable		$5,321	$5,391
Accrued expenses		12,229	17,808
Deferred contract revenue		7,918	9,494
Lease liabilities, current portion		2,569	2,928
Warrant obligations	9	572	—
Total current liabilities		28,609	35,621
Non-current liabilities
Borrowings	9	13,344	—
Lease liabilities, net of current portion		14,157	15,673
Defined benefit pension liabilities		3,123	3,086
Other non-current liabilities		420	334
Total non-current liabilities		31,044	19,093
Total liabilities		59,653	54,714
Equity
Share capital		4,048	4,048
Share premium		472,140	471,846
Treasury share		(590)	(646)
Other reserves		52,526	53,978
Accumulated deficit		(406,681)	(377,784)
Total equity		121,443	151,442
Total liabilities and equity		$181,096	$206,156
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Changes in Equity
(Amounts in USD thousands)
(Unaudited)

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
As of January 1, 2024		$4,048	$471,846	$(646)	$53,978	$(377,784)	$151,442
Loss for the period		—	—	—	—	(28,897)	(28,897)
Other comprehensive loss		—	—	—	(9,197)	—	(9,197)
Total comprehensive loss		—	—	—	(9,197)	(28,897)	(38,094)
Share-based compensation	10	—	—	—	7,797	—	7,797
Transactions with owners
Vesting of restricted stock units		—	—	52	(52)	—	—
Exercise of share options		—	294	4	—	—	298
As of June 30, 2024		$4,048	$472,140	$(590)	$52,526	$(406,681)	$121,443

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
Balance as of April 1, 2024		$4,048	$472,031	$(638)	$48,279	$(391,488)	$132,232
Loss for the period		—	—	—	—	(15,193)	(15,193)
Other comprehensive income		—	—	—	211	—	211
Total comprehensive income		—	—	—	211	(15,193)	(14,982)
Share-based compensation	10	—	—	—	4,083	—	4,083
Transactions with owners
Vesting of restricted stock units		—	—	47	(47)	—	—
Exercise of share options		—	109	1	—	—	110
As of June 30, 2024		$4,048	$472,140	$(590)	$52,526	$(406,681)	$121,443

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
As of January 1, 2023		$3,464	$471,623	$(117)	$23,963	$(298,803)	$200,130
Loss for the period		—	—	—	—	(41,096)	(41,096)
Other comprehensive income		—	—	—	5,355	—	5,355
Total comprehensive loss		—	—	—	5,355	(41,096)	(35,741)
Share-based compensation	10	—	—	—	7,106	—	7,106
Transactions with owners
Vesting of restricted stock units		—	—	41	(41)	—	—
Issuance of shares to be held as treasury shares		584	—	(584)	—	—	—
Exercise of share options		—	204	3	—	—	207
As of June 30, 2023		$4,048	$471,827	$(657)	$36,383	$(339,899)	$171,702

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
Balance as of April 1, 2023		$3,464	$471,771	$(112)	$28,292	$(318,503)	$184,912
Loss for the period		—	—	—	—	(21,396)	(21,396)
Other comprehensive loss		—	—	—	3,454	—	3,454
Total comprehensive loss		—	—	—	3,454	(21,396)	(17,942)
Share-based compensation	10	—	—	—	4,676	—	4,676
Transactions with owners
Vesting of restricted stock units		—	—	39	(39)	—	—
Issuance of shares to be held as treasury shares		584	—	(584)	—	—	—
Exercise of share options		—	56	—	—	—	56
As of June 30, 2023		$4,048	$471,827	$(657)	$36,383	$(339,899)	$171,702
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

		Six months ended June 30,
	Notes	2024	2023
Operating activities
Loss before tax		$(28,420)	$(40,916)
Adjustments for non-monetary items
Depreciation		2,287	2,873
Amortization		1,809	1,281
Finance (income) expense, net		(5,747)	1,394
Fair value adjustments on warrant obligations	9	(84)	—
Expected credit loss allowance	6	(34)	123
Share-based compensation	10	7,797	7,106
Movements in provisions and pensions		410	478
Research tax credit		(283)	(600)
Working capital changes
Decrease (Increase) in accounts receivable		3,042	(834)
Decrease (increase) in prepaids and other assets		934	(1,061)
Increase in inventory		(655)	(268)
(Decrease) Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		(6,100)	3,749
Cash used in operating activities		(25,044)	(26,675)
Income tax paid		(18)	(676)
Interest paid		(572)	(5)
Interest received		1,795	2,243
Net cash flows used in operating activities		(23,839)	(25,113)
Investing activities
Purchase of property and equipment		(111)	(1,246)
Acquisition of intangible assets		(167)	(788)
Capitalized development costs		(3,637)	(2,842)
Proceeds upon maturity of term deposits		—	17,546
Net cash flow (used in) provided from investing activities		(3,915)	12,670
Financing activities
Proceeds from exercise of share options		298	207
Proceeds from borrowings, net of transaction costs	9	13,930	—
Payments of principal portion of lease liabilities		(1,477)	(1,761)
Net cash flow provided from (used in) financing activities		12,751	(1,554)
Decrease in cash and cash equivalents		(15,003)	(13,997)
Effect of exchange differences on cash balances		(2,852)	1,244
Cash and cash equivalents at beginning of the year		123,251	161,305
Cash and cash equivalents at end of the period		$105,396	$148,552
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Notes to the Unaudited Interim Condensed
Consolidated Financial Statements
1. Company information
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM TM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
On June 26, 2023, during the Company’s Annual General Meeting, the move of the statutory seat from Saint-Sulpice, Canton Vaud, Switzerland to Rolle, Canton Vaud, Switzerland was approved.
As of June 30, 2024, the Company had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
All intercompany transactions and balances have been eliminated in consolidation.
The Company’s Board of Directors approved the issue of the unaudited interim condensed consolidated financial statements on August 6, 2024.
Basis of preparation
Compliance with International Financial Reporting Standards
These unaudited interim condensed consolidated financial statements, as of and for the three and six months ended June 30, 2024, of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2023.
Accounting policies
The material accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023, and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Transaction costs include any incremental costs directly attributable to the acquisition of the financial liability, that would otherwise have not been incurred if the Company did not acquire the financial instrument. Borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method recognizes any difference between the loan proceeds, net of transaction costs, and the redemption amount as interest expense through the profit and loss statement for the period. Changes in the effective interest rate (“EIR”) are updated prospectively based on the most recent interest payment rate at the end of each reporting period. Borrowings are removed from the balance sheet when the obligation is discharged, cancelled, or repaid. When the borrowing is removed from the balance sheet, any difference between the carrying amount of the financial liability, and the consideration paid, is recognized in profit or loss as a non-operating income or expense. Borrowings are classified as current liabilities unless the maturity date is greater than 12 months or Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Income tax expense
Taxes on income in the interim periods are accrued using the tax rates that would be applicable based on the expected annual profit or loss of each of the Company entities.
Post-employment defined benefit plan expense
Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year. Potential remeasurement gains or losses from the defined benefits plan are estimated based on the relevant indexes at the end of the reporting period and recorded in the Company’s statements of comprehensive loss.
Designated cash
The Company has designated cash in a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. In June 2023, the Company obtained a new D&O Policy that allowed it to reduce the designated cash amount set aside in the separate bank account from $30 million to $15 million. The new D&O policy and reduction of designated cash went into effect in July 2023. In June 2024, the Company renewed the policy and under the new D&O policy removed the requirement for the Company to maintain a designated cash amount. The new D&O policy and elimination of designated cash went into effect in July 2024.
Recent new accounting standards, amendments to standards, and interpretations
New standards, amendments to standards, and interpretations issued recently effective
As of January 1, 2024 the amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (“IAS 1”), as issued by the IASB became effective. The Company assessed the changes to the accounting standard and determined the amendments had an immaterial impact on the Company’s financial statements.
New standards, amendments to standards, and interpretations issued not yet effective
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements, was issued to achieve comparability of the financial performance of similar entities. The standard, which will replace IAS 1 impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. The Company is currently evaluating the new standard to determine if it will have a material impact on the Company’s financial statements.

There are no other IFRS Accounting Standards or IFRS Interpretations Committee interpretations that are not yet effective and that could have a material impact to the interim condensed consolidated financial statements.
Critical estimates and judgements
The preparation of the unaudited interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions. Information regarding accounting areas where such judgements, estimates and assumptions are of particular significance is set out in the annual financial statements under “Critical estimates and judgements.”
Going concern basis
These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.
Foreign currency translation
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Company’s reporting currency of the Company’s consolidated financial statements is the United States Dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.
Historical cost convention
The financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.
Issued share capital
As of June 30, 2024, the Company had issued 76,898,164 shares, of which 66,208,534 are outstanding, and 10,689,630 are held by the Company as treasury shares. As of June 30, 2023, the Company had issued 76,898,164 shares, of which 65,032,799 were outstanding, and 11,865,365 were held by the Company as treasury shares.
Treasury shares
During the second quarter of 2023, the Company issued 10,500,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. As of June 30, 2024, the Company held 10,689,630 treasury shares. As of June 30, 2023, the Company held 11,865,365 treasury shares.
Treasury shares are recognized at acquisition cost and recorded at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
2. Fair Value
As of June 30, 2024, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Accounts receivable
•Other non-current assets—lease deposits

Financial liabilities
•Accounts payable
•Accrued liabilities
•Warrant obligations

Recurring fair-value measurements

The following table presents the Company’s fair value hierarchy for its financial assets and financial liabilities that were measured at fair value on a recurring basis as of June 30, 2024 (in thousands):

	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents:
Money market funds	$56,011	$—	$—
Total financial assets	$56,011	$—	$—

Financial liabilities:
Warrant obligation:
Perceptive Credit Holdings warrants	$—	$572	$—
Total financial liabilities	$—	$572	$—

The following table presents the Company’s fair value hierarchy for its financial assets that were measured at fair value on a recurring basis as of December 31, 2023 (in thousands):

	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Money market funds	$60,683	$—	$—
Total financial assets	$60,683	$—	$—

The Company had no financial liabilities measured at fair value on a recurring basis as of December 31, 2023.

In the three and six months ended June 30, 2024, there were no significant changes in the business or economic circumstances that affected the fair value of the Company’s financial assets and financial liabilities.
3. Financial Risk Management
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2023. There have been no significant changes in financial risk management since year-end.
4. Segment Reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

5. Revenue

Disaggregated revenue

When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assess its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). The following tables disaggregate the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Switzerland	$232	$222	$525	$397
France	2,538	2,623	5,084	4,961
Italy	2,247	2,161	4,693	4,286
Spain	1,557	1,681	2,968	3,368
Rest of EMEA	4,616	4,097	8,923	7,879
EMEA	$11,190	$10,784	$22,193	$20,891

United States	$2,453	$2,188	$4,901	$4,118
Rest of NORAM	427	299	959	545
NORAM	$2,880	$2,487	$5,860	$4,663

LATAM	$820	$937	$1,602	$1,913

APAC	$918	$846	$1,932	$1,553
Total revenue	$15,808	$15,054	$31,587	$29,020

Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
SOPHiA DDM Platform	$15,300	$14,587	$30,718	$28,336
Workflow equipment and services	508	467	869	684
Total revenue	$15,808	$15,054	$31,587	$29,020

6. Accounts receivable
The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	June 30, 2024	December 31, 2023
Accounts receivable	$6,123	$10,259
Accrued contract revenue	4,850	4,451
Lease receivable	—	28
Allowance for expected credit losses	(1,049)	(1,181)
Net accounts receivable	$9,924	$13,557
The Company records increases to, reversals of, and write-offs of the allowance for expected credit losses as “Selling and Marketing” expenses within its interim condensed consolidated statements of profit and loss. The following table provides a rollforward of the allowance for expected credit losses for the six months ended June 30, 2024 and 2023, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2024	2023
As of January 1	$1,181	$1,095
Increase	61	786
Reversals	(95)	(665)
Write-off	(36)	(51)
Currency translation adjustments	(62)	47
As of June 30	$1,049	$1,212

As of June 30, 2024 and December 31, 2023, the Company’s largest customer’s balance represented 16% and 24% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $3.7 million and $6.7 million as of June 30, 2024 and December 31, 2023, respectively.
7. Loss per share
The Company’s shares are comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are shares owned by the Company. The table presents the loss for the three and six months ended June 30, 2024 and 2023, respectively (in USD thousands, except shares and loss per share):

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net loss attributed to shareholders	$(15,193)	$(21,396)	$(28,897)	$(41,096)
Weighted average number of shares in issue	65,916,269	64,498,686	65,612,565	64,371,485
Basic and diluted loss per share	$(0.23)	$(0.33)	$(0.44)	$(0.64)
For the three and six months ended June 30, 2024, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans and warrants are not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure.

8. Leases

Boston lease

On June 27, 2024 the Company entered into a 76-month lease for office space in Boston, Massachusetts primarily to support the expansion of the Company’s growth in the United States. The lease in total is for approximately 12,807 square feet with lease commencement initiating upon the Company gaining access to the leased space, which has not occurred as June 30, 2024.

9. Borrowings
Perceptive Credit Agreement

On May 2, 2024 (the “closing date”), the Company and its subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP (the “lender”), as lender and administrative agent, pursuant to which the Company may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche (“Tranche A”) of $15.0 million principal amount of term loans on the closing date and (ii) up to $35.0 million principal amount of term loans that the Company may draw upon on or prior to March 31, 2026 (“Tranche B”), subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term SOFR plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. Term SOFR means the SOFR reference rate that is two business days prior to the first day of the preceding calendar month. The Company has the right to prepay the term loans at any time subject to applicable prepayment premiums. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in the Company’s business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of the Company and certain of the Company’s subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Perceptive Credit Agreement also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and the Company’s subsidiaries and change in control, the occurrence of which gives the lenders the right to declare the term loans and all obligations under the Perceptive Credit Agreement immediately due and payable.

In addition, the Company issued to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with 200,000 ordinary shares available immediately and 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments. In addition, the Company is required to file, within 30 business days of each availability date, a registration statement that registers for resale under the Securities Act the ordinary shares issuable upon exercise of the purchase rights represented by the Warrant Certificate. The Company will be required to keep such registration statement effective until all such ordinary shares have been sold, are eligible to be immediately sold to the public without registration or restriction, are no longer outstanding or are no longer held by persons entitled to registration rights.

Accounting for Tranche A

The Company accounted for Tranche A of the term loans and warrants as two separate financial instrument, with the $15.0 million draw down: (i) a warrant obligation and (ii) a loan.

i) The warrant obligation is presented in the interim condensed consolidated balance sheet as a short-term liability given the warrants are not settled in the entity’s functional currency and thus are not considered to be settled in a fixed amount and can be exercised currently without restriction or right to defer. The warrant obligation was initially measured at fair value using a Black-Scholes pricing model and is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the condensed consolidated statement of loss. The Company determined the Tranche A warrant obligation qualified as a level 2 fair value liability as inputs to the fair value measurement are derived principally from or corroborated by observable market data by correlation or other means. Refer to Note 2 — “Fair Value” for the current fair value amount for the warrant obligation.

ii) The term loan was initially recorded at its amortized cost of $15.0 million less any capitalized expenses and fees payable upon the issuance (“transaction costs”) and after allocating a portion of the proceeds to the fair value of the warrant obligation. The loan is presented as a long-term financial liability in the interim condensed consolidated balance sheet.

The Company assessed the allocation of transaction costs in accordance with IFRS 9 and determined the allocation to warrants was immaterial, as such the Company allocated the total amount of the transaction costs to the term loan. The transaction costs are presented net of the term loan on the balance sheet. The transaction costs are amortized as non-cash interest expense recorded to the interim condensed consolidated statement of loss as the difference between the stated interest rate and the EIR. The EIR was determined upon the initial draw down of Tranche A at 15.2% and reassessed based on changes in the variable interest rate from the Perceptive Credit Agreement.

The Company calculated the fair value of the warrant obligation on issuance using the Black-Scholes pricing model. The warrant obligation was recorded at an initial fair value of $0.7 million on May 2, 2024. Key inputs for the valuation of the warrant obligation upon issuance were as follows:

As of May 2, 2024
Exercise price in USD	$5.00
Share price in USD	$5.08
Risk-free interest rate	4.53%
Expected volatility (annualized)	71.77%
Expected term (years)	10.00
Dividend yield	—%
Black-Scholes value in USD	$4.06

The Company remeasures the fair value of the warrant obligation on a quarterly basis. Key inputs for the remeasurement of the warrant obligation as of June 30, 2024 were as follows:

As of June 30, 2024
Exercise price in USD	$5.00
Share price in USD	$4.58
Risk-free interest rate	4.31%
Expected volatility	73.67%
Expected term (years)	9.84
Dividend yield	—%
Black-Scholes value in USD	$3.62

The loan was recorded at an initial amortized cost of $13.3 million on May 2, 2024. This amount represents the residual amount of the $15.0 million draw down after allocating $0.7 million for the fair value of the warrant obligation and the $1.1 million of transaction costs to be amortized as interest expense over the life of the loan. The following table presents the allocation of the loan proceeds and any movements in the liability for the six months ended June 30, 2024, (in USD thousands):

Loan issuance amount	$15,000
Warrant obligation	(656)
Transaction costs	(1,070)
Initial loan amortized cost	13,274

Interest expense	362
Interest paid	(291)
Currency translation adjustments	(1)
Net amortized cost as of June 30, 2024	$13,344

The Company notes there were no outstanding amounts under this credit agreement for the six months ended June 30, 2023.
Revolving credit facility

On April 23, 2024 the Company terminated its existing credit agreement with Credit Suisse SA for up to CHF 5.0 million ($5.5 million). Additionally, the Company entered into a new credit agreement with Credit Suisse SA for up to CHF 0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down. As of June 30, 2024, the Company had no borrowings outstanding under the Credit Facility.
10. Share-based compensation
Stock Options
Share-based compensation expense for all stock awards consists of the following (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Research and development	$1,013	$1,010	$1,918	$1,557
Selling and marketing	692	496	886	378
General and administrative	2,378	3,170	4,993	5,171
Total	$4,083	$4,676	7,797	7,106

11. Related party transactions
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.
Key management personnel are comprised of six Executive Officers and Directors and six Non-Executive Directors as of June 30, 2024. Key management personnel were comprised of six Executive Officers and Directors and seven Non-Executive Directors as of June 30, 2023.
Compensation for key management and non-executive directors recognized during the periods comprised (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Salaries and other short-term employee benefits	$347	$1,202	$1,516	$1,869
Pension costs	60	64	130	116
Share-based compensation expense	2,678	3,076	5,489	4,796
Total	$3,085	$4,342	$7,135	$6,781
12. Events after the reporting date

Designated Cash
As of June 30, 2024 the Company had $15 million of designated cash in a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy. In June 2024, the Company renewed the policy and under the new D&O policy removed the requirement for the Company to maintain a designated cash amount. The new D&O policy and elimination of designated cash went into effect in July 2024.

Registered Share Increase

On July 5, 2024, the Company issued 2,423,056 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs.

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the unaudited interim condensed consolidated financial statements were approved to be issued. There were no other material subsequent events.